Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Telesat Corporation
160 Elgin Street, Suite 2100

Ottawa, Ontario K7P 2P7

Item 2 – Date of Material Change

September 13, 2024

Item 3 – News Release

A copy of the news release relating to the material change (the “News Release”) was filed on September 13, 2024, on the System for Electronic Document Analysis and Retrieval at www.sedarplus.ca (“SEDAR+”).

Item 4 – Summary of Material Change

On September 13, 2024, Telesat LEO Inc. (“Telesat LEO”), an indirect subsidiary of Telesat Corporation (“Telesat”), entered into funding agreements with the Government of Canada and the Government of Québec for its highly advanced Telesat Lightspeed Low Earth Orbit broadband satellite constellation.

Item 5 – Full Description of Material Change

Item 5.1 – Full Description of Material Change

On September 13, 2024, Telesat LEO, an indirect subsidiary of Telesat, entered into loan agreements with the Government of Canada and the Government of Québec to fund the Telesat Lightspeed Low Earth Orbit broadband satellite constellation.

The Government of Canada loan is for $2.14 billion and will carry a floating interest rate that is 4.75% above the Canadian Overnight Repo Rate Average (“CORRA”) with a 15-year maturity. Interest is payable in-kind during the LEO construction period, followed by a 10-year sculpted amortization. The Government of Canada will also receive warrants for 10% of the common shares of Telesat LEO based upon an equity valuation for Telesat LEO of US$3 billion.

The Government of Québec loan is for $400 million and has terms that largely mirror the Government of Canada loan. The Government of Québec will receive warrants for 1.87% of the common shares of Telesat LEO, in proportion to the smaller loan amount.

Item 5.2 – Disclosure of Restructuring Transactions

Not applicable.

Item 6 – Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7 – Omitted Information

Not Applicable.

Item 8 – Executive Officer

Christopher DiFrancesco

Vice President, General Counsel and Secretary of Telesat Corporation

Item 9 – Date of Report

September 24, 2024